UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

IMMUCOR, INC.

(Name of Subject Company)

IVD ACQUISITION CORPORATION

(Name of Filing Persons (Offeror))

a wholly owned indirect subsidiary of

IVD HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

TPG PARTNERS VI, L.P.

(Name of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

452526106

(CUSIP Number of Class of Securities)

IVD Holdings Inc.

IVD Acquisition Corporation

c/o TPG Capital, L.P.

345 California Street, Suite 3300

San Francisco, California 94104

Attention: Ronald Cami

(415) 743-1500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

William M. Shields, Esq.

Jonathan M. Grandon, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,985,429,745.00	$230,508.39

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the offer price of $27.00 per share of common stock of Immucor, Inc. (“Immucor”), par value $0.10 per share, (“Shares”) by 73,534,435 Shares, which, based on information provided by Immucor as of July 13, 2011, is the sum of (i) 70,741,281 Shares outstanding (including 243,479 restricted shares) and (ii) 2,793,154 Shares authorized and reserved for issuance (including Options to purchase 2,401,729 Shares and outstanding restricted stock units and performance share units with respect to 391,425 Shares).
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, is calculated by multiplying the Transaction Valuation by .00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:	$230,508.39	Filing Party:	IVD Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	July 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2011, as amended by Amendment No. 1 filed with the SEC on July 18, 2011, by Amendment No. 2 filed with the SEC on July 19, 2011, by Amendment No. 3 filed with the SEC on July 21, 2011 and by Amendment No. 4 filed with the SEC on July 25, 2011 (which, together with any subsequent amendments or supplements thereto, collectively constitutes this “Schedule TO”). This Schedule TO relates to the tender offer by IVD Acquisition Corporation, a Georgia corporation (“Purchaser”) and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation (“Parent”), which is controlled by TPG Partners VI, L.P., a Delaware limited partnership (“Sponsor”), for all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of Immucor, Inc., a Georgia corporation (“Immucor”), at a price of $27.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 15, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 5 is being filed to amend and supplement Items 1 through 9, 11 and 12 as reflected below.

Items 1 through 9 and Item 11.

The information set forth in “Section 7. Certain Information Concerning Immucor” of the Offer to Purchase is hereby amended and supplemented by adding the following sentences to the end of the fourth paragraph under the subheading “Financial Projections”:

“A reconciliation of EBIT and EBITDA to the most directly comparable GAAP measure (Net Income), prepared by Immucor management, is provided below. Notwithstanding anything to the contrary herein, such reconciliation was not made available to Parent, Purchaser and Sponsor in connection with their due diligence review of Immucor and was provided to Parent, Purchaser and Sponsor after commencement of the Offer.”

The information set forth in “Section 7. Certain Information Concerning Immucor” of the Offer to Purchase is hereby amended and supplemented by adding the following table immediately following the table titled “Consolidated Financial Statement Information” under the subheading “Financial Projections”:

Non-GAAP to GAAP Reconciliation

	FY2012E	FY2013E	FY2014E	FY2015E	FY2016E
	(in millions)
Net Income	$83.8	$91.1	$102.9	$116.4	$126.6
Taxes	45.0	48.8	55.2	62.4	67.9
Income Before Taxes	128.8	139.9	158.1	178.8	194.6

Interest Income	(0.8)	(1.8)	(6.5)	(15.6)	(18.7)
EBIT	128.0	138.1	151.6	163.2	175.9

Depreciation and Amortization	19.1	21.0	23.0	25.0	27.1
EBITDA	147.1	159.1	174.6	188.2	203.0

The information set forth in “Section 9. Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph as the fourth paragraph under the subheading “Equity Financing”:

“This summary of the Equity Commitment Letter and the Limited Guaranty does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter and the Limited Guaranty, respectively, copies of which are filed as Exhibit (b)(1) to the Schedule TO filed with the SEC and Exhibit (b)(2) to the Schedule TO filed with the SEC, respectively, which are incorporated by reference herein.”

The information set forth in “Section 9. Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph as the eleventh paragraph under the subheading “Debt Financing”:

“This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Debt Commitment Letter, dated as of July 18, 2011, from Citi, JPMCB, JPMS, UBS Loan Finance LLC, UBS Securities LLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., and Royal Bank of Canada to Purchaser (the “Amended and Restated Debt Commitment Letter”), a copy of which is filed as Exhibit (b)(3) to the Schedule TO filed with the SEC, which is incorporated by reference herein. The Amended and Restated Debt Commitment Letter amended the original Debt Commitment Letter to add additional Debt Commitment Parties.”

The information set forth in “Section 11. The Merger Agreement; Other Agreements” of the Offer to Purchase is hereby amended and supplemented by replacing the first paragraph under the subheading “Merger Agreement — Representations and Warranties” with the following paragraph:

“The Merger Agreement contains various representations and warranties made by Immucor to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Immucor. The assertions embodied in the representations and warranties contained in the Merger Agreement were made as of specific dates, were the product of negotiations among Immucor, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement. This confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Immucor, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to Immucor, Parent and Purchaser that may be different from those which are applicable to Immucor’s shareholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Immucor, Parent or Purchaser, and should not be relied upon as disclosure about Immucor, Parent or Purchaser without consideration of the foregoing in this paragraph and the entirety of public disclosure of Immucor, Parent or Purchaser as set forth in their respective public reports filed with the SEC.”

The information set forth in “Section 11. The Merger Agreement; Other Agreements” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph as the fifth paragraph under the subheading “Guaranty”:

“This summary of the Guaranty does not purport to be complete and is qualified in its entirety by reference to the Guaranty, a copy of which is filed as Exhibit (b)(2) to the Schedule TO filed with the SEC, which is incorporated by reference herein.”

The information set forth in “Section 12. Purpose of the Offer; Plans for Immucor” of the Offer to Purchase is hereby amended and supplemented by replacing the paragraph under the subheading “Short-Form Merger” with the following paragraph:

“The GBCC provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Parent and Purchaser intend to effect the Merger without prior notice to, or any action by, any other shareholder of Immucor if permitted to do so under the GBCC (the “Short-Form Merger”).”

The information set forth in “Section 15. Certain Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by replacing the second paragraph in the Section with the following paragraph:

“The foregoing conditions are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement. Such rights and obligations to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement are described above under Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — The Offer.””

The information set forth in “Section 16. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs as the sixth and seventh paragraphs under the subheading “Legal Proceedings”:

“On July 25, 2011, a sixth putative class action challenging the proposed transaction was filed by a purported shareholder of Immucor. This is the fourth case filed in the Superior Court of Fulton County for the State of Georgia, and is captioned as Irene Dixon v. Immucor, Inc., et al., Civil Action No. 2011CV203567. The action is brought on behalf of public shareholders of Immucor and names as defendants Immucor, the individual directors of Immucor, Parent, Purchaser and the Sponsor. The action asserts claims for breaches of fiduciary duties against the Immucor board of directors in connection with the proposed transaction, and a claim for aiding and abetting the purported breaches of fiduciary duties against the TPG defendants. The plaintiff seeks, among other things, a declaration that the action is maintainable as a class action, preliminary and permanent relief, including injunctive relief enjoining the consummation of the proposed transaction, rescission of the proposed transaction to the extent it is consummated prior to the entry of a final judgment, and costs, expenses and disbursements of the action.

On July 25, 2011, the plaintiff in one of the previously-filed actions in the Superior Court of Fulton County, Allan Pillay v. Immucor, Inc., et al., Civil Action No. 2011CV203339, filed a Motion to Dismiss Without Prejudice, which must be approved by the court. The plaintiff did not provide a reason for filing the Motion to Dismiss Without Prejudice.”

Item 12.	Exhibits.

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended and supplemented by adding Exhibits (a)(5)(F), (b)(1), (b)(2), and (b)(3) thereto as follows:

Exhibit No.	Description

(a)(5)(F)	Complaint filed by Irene Dixon, on behalf of herself and all others similarly situated, on July 25, 2011, in the Superior Court of Fulton County, State of Georgia.

(b)(1)	Equity Commitment Letter, dated as of July 2, 2011, from TPG Partners VI, L.P. to IVD Holdings, Inc.

(b)(2)	Limited Guaranty, dated as of July 2, 2011, by TPG Partners VI, L.P. in favor of Immucor, Inc.

(b)(3)

Amended and Restated Commitment Letter, dated as of July 18, 2011, from Citigroup Global Markets Inc., JP Morgan Chase Bank, N.A., J.P. Morgan Securities LLC, UBS Loan Finance LLC, UBS Securities LLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Royal Bank of Canada to IVD Acquisition Corporation.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2011

IVD ACQUISITION CORPORATION

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: President

IVD HOLDINGS INC.

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: President

TPG PARTNERS VI, L.P.

BY: TPG GENPAR VI, L.P.,
ITS GENERAL PARTNER

BY: TPG GENPAR VI ADVISORS, LLC,
ITS GENERAL PARTNER

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 15 2011.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on July 15, 2011.*

(a)(1)(F)	Press Release issued by Immucor, Inc. on July 5, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Immucor, Inc. with the Securities and Exchange Commission on July 5, 2011).*

(a)(1)(G)	Joint Press Release issued by Immucor, Inc. and IVD Acquisition Corporation on July 15, 2011.*

(a)(5)(A)	Complaint filed by Hilary Kramer, on behalf of herself and all others similarly situated, on July 12, 2011, in the Superior Court of Fulton County, State of Georgia.*

(a)(5)(B)	Complaint filed by Babette C. Schorsch, on behalf of herself and all others similarly situated, on July 15, 2011, in the Superior Court of Gwinnett County, State of Georgia.**

(a)(5)(C)	Complaint filed by Allan Pillay, on behalf of himself and all others similarly situated, on July 18, 2011, in the Superior Court of Fulton County, State of Georgia.***

(a)(5)(D)	Complaint filed by Larry Macintyre, on behalf of himself and all others similarly situated, on July 19, 2011, in the Superior Court of Fulton County, State of Georgia.****

(a)(5)(E)	Complaint filed by Gilbert Rosenthal, on behalf of himself and all others similarly situated, on July 21, 2011, in the Superior Court of Gwinnett County, State of Georgia.*****

(a)(5)(F)	Complaint filed by Irene Dixon, on behalf of herself and all others similarly situated, on July 25, 2011, in the Superior Court of Fulton County, State of Georgia.

(b)(1)	Equity Commitment Letter, dated as of July 2, 2011, from TPG Partners VI, L.P. to IVD Holdings, Inc.

(b)(2)	Limited Guaranty, dated as of July 2, 2011, by TPG Partners VI, L.P. in favor of Immucor, Inc.

(b)(3)	Amended and Restated Commitment Letter, dated as of July 18, 2011, from Citigroup Global Markets Inc., JP Morgan Chase Bank, N.A., J.P. Morgan Securities LLC, UBS Loan Finance LLC, UBS Securities LLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Royal Bank of Canada to IVD Acquisition Corporation.

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2011, by and among IVD Holdings Inc., IVD Acquisition Corporation and Immucor, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Immucor, Inc. with the Securities and Exchange Commission on July 5, 2011).*

(d)(2)	Confidentiality Agreement, dated May 27, 2011, between Immucor, Inc. and TPG Capital, L.P.*

(g)	None.

(h)	None.

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 15, 2011.
**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 18, 2011.
***	Previously filed with Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 19, 2011.
****	Previously filed with Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 21, 2011.
*****	Previously filed with Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 25, 2011.